SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of August, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





12TH AUGUST 2004.

                 RYANAIR CONDEMNS AIR FRANCE / KLM PRICE HIKES

Ryanair, Europe's No.1 low fares airline, today (12th August 04) condemned the Air France/KLM price increases as anti-consumer following media reports that the merged mega-carrier planned to INCREASE it's already high fares because it "was seeing higher bookings". Air France/KLM are now using their increased dominance to gouge consumers even further.

Ryanair warned the European Commission in September 2003 that this merger would lead to less competition, increased fares and less consumer choice, and also confirmed it has sent an official letter of complaint to the EC Competition Directorate.

Ryanair's Head of Regulatory Affairs, Jim Callaghan said:

"Last year we warned the Commission that the merger of Air France & KLM would be a bad day for consumers and passengers alike - and today they have announced more price increases on their already high fares. Mega-carriers are fundamentally anti-competitive as they reduce competition and choice and increase prices to consumers.

Today we have written to the European Commission's Competition Directorate, highlighting this anti-consumer abuse and the gross error made by the EC in allowing this anti-competitive, anti-consumer merger in the first place. We are also calling on the EC to force Air France/KLM to now deliver on their promises of offering lower fares for consumers because of their so-called merged economies of scale.

European consumers can rest assured that Ryanair will continue to provide Europe's lowest air fares and No.1 punctuality and customer service, and will continue to reduce prices and fight anti-consumer abuses by high fares mega-carriers like Air France/KLM."

Ends:

For Further information:
Paul Fitzsimmons - Ryanair             Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                 Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  12 August 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director